SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2002

                             World Heart Corporation
                -------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X     Form 40-F
                                   ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No  X
                                   ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. World Heart Corporation Second Quarter 2002 Report for the three and six months ended June 30, 2002.

                                   WORLD HEART
                               Technology for Life

                           SECOND QUARTER 2002 REPORT

                             WORLD HEART CORPORATION
                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002

WORLD HEART

Second Quarter 2002 Message to Shareholders

World Heart Corporation (WorldHeart) had a very successful second quarter. Revenues for the first half of the year rose to $5.1 million from $2.8 million, an increase of 82% from the first half of 2001. Cash applied to operations declined by 20%, to $15.6 million from $19.6 million, and loss per share improved to $1.31 from $1.88 for the first half of 2001. Additional cost reductions and revenue increases are expected to further reduce cash usage and loss during the second half of 2002 and through 2003.

Novacor(R) LVAS (left ventricular assist device) continues to demonstrate excellent performance, reliability and durability. It also posted gains in the number of implants in the approved Bridge-to-Transplant indication in the United States market. Four new clinics became Novacor(R) LVAS users in the quarter, two in the United States and two in Europe. A number of other clinics are in discussions and training to become Novacor(R) LVAS users, suggesting continued growth in implants in the months ahead.

A package of enhancements to the Novacor(R) LVAS external battery packs were completed and gained CE Mark in Europe during the quarter. This package of enhancements, called "PLUS", will make long-term use of the device more comfortable and convenient. Also confirmed during the second quarter was a European CE Mark for the ePTFE inflow conduit. Implants using this conduit began in June, 2002.

A key step for expansion of Novacor(R) LVAS sales is gaining US Food and Drug Administration (FDA) approval for the Destination Therapy indication in the United States. Preparations were underway for this Application during the second quarter, and the Application was submitted on August 15, 2002 of the third quarter. This application would allow use of Novacor(R) LVAS for heart-failure patients who are not candidates for transplantation.

Only one other device is expected to be approved in the United States during the next three years for Destination Therapy. Following this period, next-generation technologies will begin to become available. HeartSaverVAD(TM) (ventricular assist device) is planned to be WorldHeart's entry in that next generation.

Development of HeartSaverVAD(TM) continued during the second quarter, with bench and in vivo testing in progress. HeartSaverVAD(TM) is one of two totally implantable pulsatile devices scheduled for commercial availability over the next five years. We believe that a safe and convenient, fully implantable pulsatile device, will meet the needs of a substantial share of end-stage heart-failure patients and that HeartSaverVAD(TM) will be highly competitive in that market.

WorldHeart's cash and resources will support the corporation's program into the fourth quarter of this year. Additional capital will be required prior to year-end, and action was taken during the second quarter to establish the basis for access to that capital.

WorldHeart has the opportunity to establish a leadership position in the LVAD sector of heart-failure therapy. Progress was made during the second quarter and significant advance is planned during the second half in the position and value of both Novacor(R) LVAS and HeartSaverVAD(TM).


/s/Roderick M. Bryden                      /s/Dr. Tofy Mussivand
Roderick M. Bryden                         Dr. Tofy Mussivand
President & Chief Executive Officer        Chairman and Chief Scientific Officer

WORLD HEART CORPORATION

Financial Statements
For the Three and Six Months Ended June 30, 2002

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (Canadian Dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                                       June 30,     December 31,
                                                                                           2002             2001
-----------------------------------------------------------------------------------------------------------------
                                                                                    (unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                                         $  6,108,466     $ 15,345,159
 Short-term investments                                                                       -        6,881,300
 Accounts receivable and other                                                        4,364,259        4,041,966
 Tax credit receivable                                                                2,770,000        2,770,000
 Prepaid expenses                                                                       574,599          698,376
 Inventory                                                                            7,299,655        8,117,621
                                                                           --------------------------------------
                                                                                     21,116,979       37,854,422
Capital assets                                                                        4,876,490        5,293,824
Goodwill                                                                             22,273,407       16,175,519
Intangible assets                                                                     8,800,214       18,559,353
                                                                           --------------------------------------

                                                                                  $  57,067,090     $ 77,883,118
                                                                           ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities                                         $  9,611,414     $  9,514,115
  Accrued compensation                                                                2,375,745        1,979,902
  Current portion of capital lease                                                      146,571          162,487
                                                                           --------------------------------------

                                                                                     12,133,730       11,656,504
Preferred shares                                                                     66,171,144       65,684,726
Capital lease obligations                                                                     -           63,829
                                                                           --------------------------------------
                                                                                     78,304,874       77,405,059
                                                                           --------------------------------------

Shareholders' equity
Common stock
     Issued and outstanding - 17,970,127 (December 31, 2001 - 14,943,127)            87,788,808       72,902,159
Special warrants and rights                                                           3,420,016       18,306,665
Contributed surplus                                                                  40,172,336       38,885,336
Accumulated deficit                                                               (152,618,944)    (129,616,101)
                                                                           --------------------------------------
                                                                                   (21,237,784)          478,059
                                                                           --------------------------------------

                                                                                  $  57,067,090     $ 77,883,118
-----------------------------------------------------------------------------------------------------------------

             (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)
-------------------------------------------------------------------------------------------------------------------------
                                                           Three months ended                  Six months ended
                                                          June 30, 2002   June 30, 2001     June 30, 2002   June 30, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                          (unaudited)      (unaudited)       (unaudited)     (unaudited)

Revenue (Note 4)                                         $  2,523,164     $  2,218,995      $  5,142,248     $ 2,821,651
                                                   ----------------------------------------------------------------------

Cost of goods sold
   Direct materials and labour                            (1,139,699)        (965,752)       (2,225,633)     (1,991,057)
   Overhead and other                                     (1,681,133)        (915,364)       (3,175,191)     (2,431,498)
                                                   ----------------------------------------------------------------------
                                                          (2,820,832)      (1,881,116)       (5,400,824)     (4,422,555)
                                                   ----------------------------------------------------------------------


Gross margin                                                (297,668)          337,879         (258,576)     (1,600,904)
                                                   ----------------------------------------------------------------------

Expenses
   Selling, general and administrative                    (3,179,351)      (2,823,132)       (5,288,853)     (4,848,138)
   Research and development                               (5,907,163)      (9,454,878)      (13,284,467)    (16,850,870)
   Amortization of intangibles                            (1,830,626)      (3,733,162)       (3,661,252)     (7,466,325)
                                                   ----------------------------------------------------------------------
                                                         (10,917,140)     (16,011,172)      (22,234,572)    (29,165,333)
                                                   ----------------------------------------------------------------------

Loss before the undernoted                               (11,214,808)     (15,673,293)      (22,493,148)    (30,766,237)

Other income (expenses)
   Foreign exchange                                         3,203,785        1,863,358         3,145,973       (198,064)
   Investment income                                           50,461          339,201           126,724         955,048
   Interest expense                                       (1,893,356)      (1,677,441)       (3,782,392)     (3,301,741)
                                                   ----------------------------------------------------------------------


Loss before income taxes                                  (9,853,918)     (15,148,175)      (23,002,843)    (33,310,994)

Recovery of future income taxes                                     -        2,233,965                 -       4,907,437
                                                   ----------------------------------------------------------------------

Net loss for the period                                   (9,853,918)     (12,914,210)      (23,002,843)    (28,403,557)

Accumulated deficit, beginning of the period            (142,765,026)     (79,001,855)     (129,616,101)    (63,512,508)
                                                   ----------------------------------------------------------------------

Accumulated deficit, end of the period                $ (152,618,944)   $ (91,916,065)   $ (152,618,944)  $ (91,916,065)
                                                   ======================================================================

Weighted average number of common shares
outstanding                                                17,970,127       15,117,427        17,585,481      15,117,427
                                                   ======================================================================

Basic and diluted loss per common share                      $ (0.55)         $ (0.85)          $ (1.31)        $ (1.88)
-------------------------------------------------------------------------------------------------------------------------

                 (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cashflow
(Canadian Dollars)
----------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended                 Six months ended
                                                            June 30, 2002   June 30, 2001     June 30, 2002  June 30, 2001
----------------------------------------------------------------------------------------------------------------------------
                                                             (unaudited)     (unaudited)       (unaudited)    (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                  $ (9,853,918)   $ (12,914,210)    $ (23,002,843) $ (28,403,557)
   Items not involving cash -
      Amortization and depreciation                             2,243,084        4,538,789         4,507,116      8,769,117
      Interest on preferred shares                              1,893,356        1,677,441         3,782,392      3,301,741
      Recovery of future income taxes                                   -      (2,233,965)                 -    (4,907,437)
      Exchange (gain) loss on preferred shares                (3,341,966)      (2,301,497)       (3,295,973)        481,975
   Change in operating components of working capital            2,759,503         (61,700)         2,379,421      1,115,624
                                                       ---------------------------------------------------------------------
                                                              (6,299,941)     (11,295,142)      (15,629,887)   (19,642,537)
                                                       ---------------------------------------------------------------------

Investing activities
   Purchase of short-term investments                                   -        (500,000)                 -      (500,000)
   Redemption of short-term investments                                 -                -         6,881,300     22,832,961
   Payment of Novacor acquisition expenses                              -                -                 -    (1,215,262)
   Purchase of capital assets                                   (206,631)        (206,175)         (428,532)      (477,190)
                                                       ---------------------------------------------------------------------
                                                                (206,631)        (706,175)         6,452,768     20,640,509
                                                       ---------------------------------------------------------------------

Financing activities
   Capital lease repayments                                      (40,240)         (40,240)          (79,745)       (79,746)
   Payment of special warrants issue expenses                           -                -          (77,058)              -
                                                       ---------------------------------------------------------------------
                                                                 (40,240)         (40,240)         (156,803)       (79,746)
                                                       ---------------------------------------------------------------------

Effect of exchange rate changes on cash and cash
     and cash equivalents                                          99,838        (348,938)            97,229      (112,172)
                                                       ---------------------------------------------------------------------


Increase (decrease) in cash and cash

     equivalents for the period                               (6,446,974)     (12,390,495)       (9,236,693)        806,054

Cash and cash equivalents beginning of the period              12,555,440       36,821,098        15,345,159     23,624,549
                                                       ---------------------------------------------------------------------

Cash and cash equivalents end of the period                   $ 6,108,466      $24,430,603       $ 6,108,466    $24,430,603
----------------------------------------------------------------------------------------------------------------------------

                  (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2002
--------------------------------------------------------------------------------

1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the Corporation or WorldHeart) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as of June 30, 2002, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional equity financing. The Corporation is currently pursuing this option. There can be no assurance that the Corporation will be successful in securing this financing.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.   Significant Accounting Policies

(a)  Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2001.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

(b)  Goodwill and other intangible assets

The Corporation adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002, which requires that the carrying amount of goodwill and other intangibles assets be evaluated for possible impairment on at least an annual basis. If the amount recorded for goodwill or intangible assets is greater than the current value, an impairment of the asset is recorded for the difference.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2002
--------------------------------------------------------------------------------

3.   Goodwill and Other Intangible Assets

The Canadian  Institute of Chartered  Accountant's  Accounting  Standards  Board
(AcSB) has issued a new Handbook Section dealing with GOODWILL AND OTHER INTANGIBLE ASSETS, which requires that intangible assets with an indefinite life and goodwill be tested for impairment on at least an annual basis. Goodwill and indefinite life intangibles are no longer amortized. Intangible assets with a definite life continue to be amortized over their useful life.

The Corporation adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002. The effect of not amortizing goodwill and certain other intangibles that have been reclassified as goodwill for the quarter and six months ended June 30, 2002, was a decrease in net loss of $1,845,416 and $3,204,044 respectively.

In accordance with the new rules, the Corporation was required to complete a transitional impairment test, with any resulting impairment loss recorded as a change in accounting principle and charged to retained earnings. Subsequent impairment losses will be reflected in operating income from continuing operations.

The transitional impairment test consists of a two-step process. The first step requires the identification of the Corporation's reporting units, the allocation of goodwill and other intangible assets to its reporting units and an initial impairment test. In the event that the initial test indicates a potential impairment then a second test is required which would either quantify the impairment or conclude that no impairment exists.

The Corporation has completed the first step in the transitional impairment test and is in the process of completing the second step in order to determine whether there is an impairment to goodwill and, if there is, to quantify the impairment.

The  results  for  the  prior  year's   periods  have  not  been   restated.   A
reconciliation of previously reported net loss and earnings per share as if the new Section had been adopted is presented as follows:

-----------------------------------------------------------------------------------------------------------------
                                                   Three months ended                  Six months ended
                                            ---------------------------------------------------------------------
                                                   June 30,          June 30,      June 30, 2002        June 30,
                                                       2002              2001                               2001
-----------------------------------------------------------------------------------------------------------------

Reported net loss                             $ (9,853,918)    $ (12,914,210)     $ (23,002,843)   $(28,403,557)
Add:  Goodwill amortization, net taxes                              1,845,416                  -       3,204,044
                                            ---------------------------------------------------------------------
Adjusted net loss                             $ (9,853,918)    $ (11,068,794)     $ (23,002,843)  $ (25,199,513)
                                            ---------------------------------------------------------------------

Basic and diluted loss per share:
As reported                                        $ (0.55)          $ (0.85)           $ (1.31)        $ (1.88)
Goodwill amortization                                     -              0.12                  -           0.21
                                            ---------------------------------------------------------------------
Adjusted loss per share                            $ (0.55)          $ (0.73)           $ (1.31)        $ (1.67)
-----------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2002
--------------------------------------------------------------------------------

The cost and accumulated amortization of the Corporation's other intangible assets as of June 30, 2002 and December 31, 2001 are as follows:

----------------------------------------------------------------------------------------------------------------
                                                                          June 30, 2002
                                                   -------------------------------------------------------------
                                                                               Accumulated             Net Book
                                                                  Cost        Amortization                Value
----------------------------------------------------------------------------------------------------------------

Purchased technology                                      $ 17,043,321        $ 10,471,726          $ 6,571,595
Other intangible assets                                      6,436,678           4,208,059            2,228,619
                                                   -------------------------------------------------------------

                                                          $ 23,479,999        $ 14,679,785          $ 8,800,214
-------------------------------------------------- -------------------- ------------------- --------------------

----------------------------------------------------------------------------------------------------------------
                                                                        December 31, 2001
                                                   -------------------------------------------------------------
                                                                              Accumulated              Net Book
                                                                 Cost        Amortization                 Value
                                                   -------------------------------------------------------------

Purchased technology                                     $ 17,043,321          $7,853,793           $ 9,189,528
Other intangible assets                                    18,454,585           9,084,760             9,369,825
                                                   -------------------------------------------------------------

                                                         $ 35,497,906        $ 16,938,553          $ 18,559,353
                                                   -------------------------------------------------------------

4.   Edwards Life Sciences Agreements

In the fiscal year ended December 31, 2000, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2,000,000 annually to Edwards in guaranteed gross profit on sales, where such sales are less than US$10,000,000 per year.

Revenue is determined as follows:

----------------------------------------------------------------------------------------------------------------
                                             Three months ended                     Six months ended
                                     ---------------------------------------------------------------------------
                                              June 30,            June 30,          June 30,           June 30,
                                                  2002                2001              2002               2001
----------------------------------------------------------------------------------------------------------------
Gross revenue                               $2,871,313          $2,218,995        $5,490,397        $ 4,354,034
Less: Edwards guarantee fee                  (348,149)                   -         (348,149)        (1,532,383)
                                     ---------------------------------------------------------------------------

Net revenue                                 $2,523,164          $2,218,995        $5,142,248        $ 2,821,651
----------------------------------------------------------------------------------------------------------------

At June 30, 2002 the Corporation had amounts owing to Edwards totaling $2,041,799 (December 31, 2001 - $1,585,991) and amounts receivable from Edwards totaling $1,102,464 (December 31, 2001 - $726,764).

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2002
--------------------------------------------------------------------------------

5.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2001.

The following presents segment operating results for the three and six months ended June 30, 2002 and June 30, 2001.

----------------------------------------------------------------------------------------------------------------
                                Three months ended June 30, 2002           Three months ended June 30, 2001
                            ------------------------------------------------------------------------------------
                             Commercial   Research and     Total       Commercial   Research and     Total
                             operations   development                  operations   development
----------------------------------------------------------------------------------------------------------------
Revenue                       $ 2,523,164       $     -   $ 2,523,164   $ 2,218,995      $      -   $ 2,218,995
                            ------------------------------------------------------------------------------------
Cost of goods sold:
Direct materials and labour   (1,139,699)             -   (1,139,699)     (965,752)             -     (965,752)
Overheard and other           (1,681,133)             -   (1,681,133)     (915,364)             -     (915,364)
                            ------------------------------------------------------------------------------------
                              (2,820,832)             -   (2,820,832)   (1,881,116)             -   (1,881,116)
                            ------------------------------------------------------------------------------------
Gross margin                    (297,668)             -     (297,668)       337,879             -       337,879
                            ------------------------------------------------------------------------------------
Expenses
Selling, general and
administrative                (1,495,609)   (1,683,742)   (3,179,351)   (1,198,707)   (1,624,425)   (2,823,132)

Research and development                -   (5,907,163)   (5,907,163)             -   (9,454,878)   (9,454,878)
                            ------------------------------------------------------------------------------------
                              (1,495,609)   (7,590,905)   (9,086,514)   (1,198,707)  (11,079,303)  (12,278,010)
                            ------------------------------------------------------------------------------------
Loss before the undernoted  $ (1,793,277)  $(7,590,905)   (9,384,182)   $ (860,828) $(11,079,303)  (11,940,131)
                            ===========================                 =========================
Amortization of intangibles                               (1,830,626)                               (3,733,162)
Other income
     (expenses), net                                        1,360,890                                   525,118
Recovery of future
     income taxes                                                   -                                 2,233,965
                                                       ---------------                           ---------------
Net loss for the period                                 $ (9,853,918)                             $(12,914,210)
----------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2002
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                 Six months ended June 30, 2002             Six months ended June 30, 2001
                            ------------------------------------------------------------------------------------
                             Commercial   Research and     Total       Commercial   Research and     Total
                             operations   development                  operations   development
----------------------------------------------------------------------------------------------------------------
Revenue                       $ 5,142,248      $      -   $ 5,142,248    $2,821,651      $      -   $ 2,821,651
                            ------------------------------------------------------------------------------------
Cost of goods sold:
Direct materials and labour   (2,225,633)             -   (2,225,633)   (1,991,057)             -   (1,991,057)
Overheard and other           (3,175,191)             -   (3,175,191)   (2,431,498)             -   (2,431,498)
                            ------------------------------------------------------------------------------------
                              (5,400,824)             -   (5,400,824)   (4,422,555)             -   (4,422,555)
                            ------------------------------------------------------------------------------------
Gross margin                    (258,576)             -     (258,576)   (1,600,904)             -   (1,600,904)
                            ------------------------------------------------------------------------------------
Expenses
Selling, general and
administrative                (2,452,544)   (2,836,309)   (5,288,853)   (2,128,210)   (2,719,928)   (4,848,138)
Research and development                -  (13,284,467)  (13,284,467)             -  (16,850,870)  (16,850,870)
                            ------------------------------------------------------------------------------------
                              (2,452,544)  (16,120,776)  (18,573,320)   (2,128,210)  (19,570,798)  (21,699,008)
                            ------------------------------------------------------------------------------------
Loss before the undernoted  $ (2,711,220) $(16,120,676)  (18,831,896)  $(3,729,114) $(19,570,798)  (23,299,912)
                            ===========================                ==========================
Amortization of intangibles                               (3,661,252)                               (7,466,325)
Other income
     (expenses), net                                        (509,695)                               (2,544,757)
Recovery of future
     income taxes                                                   -                                 4,907,437
                                                       ---------------                           ---------------
Net loss for the period                                 $(23,002,843)                             $(28,403,557)
----------------------------------------------------------------------------------------------------------------

6.   Change in Accounting Policy for Foreign Currency Translation

In November 2001, the AcSB approved amendments to CICA Handbook Section 1650, "Foreign Currency Translation" that requires exchange gains or losses arising on the translation or settlement of a foreign currency denominated monetary item or a non-monetary item carried at market to be included in the determination of net income for the current period. Previously, unrealized translation gains and losses on non-current monetary assets and liabilities were deferred and amortized over the remaining life of the monetary item. The Corporation adopted this new pronouncement in the fourth quarter of the fiscal year ended December 31, 2001.

The comparative figures for the quarter and year to date ended June 30, 2001 have been restated. The effect of this restatement on the comparative figures for the quarter ended June 30, 2001 was to decrease net loss by $2,399,491 and decrease basic and diluted loss per common share by $0.16. The effect of this restatement for the six months ended June 30, 2001 was to increase net loss by $178,052 and increase basic and diluted loss per common share by $.01.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and six months ended June 30, 2002
--------------------------------------------------------------------------------

7.   New Accounting Pronouncements

The AcSB has issued a new Handbook Section on Stock-Based Compensation and other Stock-Based Payments. The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an on-going basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new Section is based on FASB Statement No. 123, Accounting for Stock-Based Compensation, which is one of the two US Standards covering stock-based compensation arrangements in that country. This new section only applies to awards granted on or after the date of adoption which is January 1, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Corporation adopted this new pronouncement effective January 1, 2002. The Corporation does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial position.

8.   Technology Partnerships Canada Grant

Pursuant to the investment received from Technology Partnerships Canada (TPC) research and development expenses for the quarter and six months ended June 30, 2002 have been reduced by $1,366,569 and $2,805,931 respectively. During the quarter $2,814,068 was received and at June 30, 2002 there is an amount receivable of $1,375,000 (December 31, 2001, amount receivable - $1,200,000).

At June 30, 2002, no warrants have been exercised.

9.   Subsequent Event

Subsequent to the quarter end the Corporation entered into a new lease arrangement for an existing facility whereby a letter of credit in the amount of US$750,000 was issued by the Corporation to collateralize certain obligations that the Corporation may have pursuant to the lease. Cash in the amount of US$750,000 has been pledged as collateral for the letter of credit.

10.  Comparative Results

Certain of the prior periods' figures have been reclassified in order to conform to the presentation adopted in the current period.

WORLD HEART CORPORATION
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
For the three and six-month periods ended June 30, 2002

INTRODUCTION

The following discussion is an update of management's discussion and analysis for the year ended December 31, 2001, and includes a discussion of the results of operations and cash flows for the three and six months ended June 30, 2002. World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

We wish to caution readers that this report includes certain forward-looking information and statements within the meaning of US federal securities laws. These forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involve known and unknown risks, uncertainties and other factors which may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development and commercialization of products for use in the human body, WorldHeart's need for significant additional funding, WorldHeart's need for acceptance from third-party payers, extensive Government regulation of WorldHeart's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver is being developed from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method with Novacor's operating results included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Three-month period ended June 30, 2002 compared to the three-month period ended June 30, 2001.

Consolidated results of operations

----------------------------------------------------------------------------------------------------------------
                                                     Three months         As a        Three months         As a
                                                   ended June 30,   % of gross     ended June  31,   % of gross
                                                             2002      revenue                2001      revenue
----------------------------------------------------------------------------------------------------------------
Revenue
   Gross revenue                                      $ 2,871,313                     $  2,218,995
   Less : Edwards guarantee fee                         (348,149)        12.1%                   -
                                             -------------------------------------------------------------------
   Net revenue                                          2,523,164        87.9%           2,218,995         100%
                                             -------------------------------------------------------------------

Cost of goods sold
   Direct materials and labour                        (1,139,699)        39.7%           (965,752)        43.5%
   Overhead and other                                 (1,681,133)        58.5%           (915,364)        41.3%
                                             -------------------------------------------------------------------
                                                      (2,820,832)        98.2%         (1,881,116)        84.8%
                                             -------------------------------------------------------------------

Gross margin                                            (297,668)      (10.3%)             337,879        15.2%

Other income (expenses)
   Selling, general and administrative                (3,179,351)                      (2,823,132)
   Research and development                           (5,907,163)                      (9,454,878)
   Amortization of intangibles                        (1,830,626)                      (3,733,162)
   Interest and foreign exchange                        1,360,890                          525,118
   Recovery of future income taxes                    -                                  2,233,965
                                             -------------------------------------------------------------------
Net loss                                             $(9,853,918)                    $(12,914,210)
----------------------------------------------------------------------------------------------------------------

Revenues

All revenue is generated from the sales of the Novacor LVAS and related technology. Gross revenues for the three months ended June 30, 2002 were $2,871,313 which represents an increase of 29.4% from the quarter ended June 30, 2001. The gross revenues for the quarter ended June 30, 2002 are reduced by $348,149 relating to an annual gross margin guarantee shortfall on sales to Edwards.

During the three months ended June 30, 2002 the Corporation sold 23 Novacor LVAS units as compared to 26 units during the same period in 2001. The increase in gross revenues during the quarter ended June 30, 2002 was on account of a higher proportion of device sales in the United States which generate a higher selling price than international sales. The sales of device peripheral hardware and components were also higher in the second quarter of 2002 than in the same quarter in 2001.

Cost of sales and gross margin

The gross margin for the three months ended June 30, 2002 was negative 10.3%. The decrease from the gross margin of 15.2% in the corresponding period in 2001 was on account of an accrual of the Edwards minimum gross margin guarantee fee in the quarter as well as an adjustment that was made to the overhead and other components of cost of sales relating to a realignment of overhead expenditures in 2001. Excluding the effect of the Edwards minimum gross margin guarantee fee gross margins for the quarter would have been $50,481 which represents approximately 2.0% of gross revenues and is consistent with the first quarter of 2002.

The direct materials and labour attributable to sales in the three months ended June 30, 2002 was $1,139,699 and resulted in a contribution margin, excluding overhead and the Edwards fee, of 60.3% which is an improvement over the same period in 2001 (56.5%). This improvement is due to continued labour efficiencies being realized by the Corporation.

The overhead and other components of cost of goods sold, as a percentage of gross revenues for the three month periods ended June 30, 2002 and 2001, were 58.5% and 41.3% respectively. These amounts were lower in 2001 due to the aforementioned adjustments in 2001.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the three-month period ended June 30, 2002 were $3,179,351 which represents an increase of 12.6% from the expenditures for the three months ended June 30, 2001. This increase relates to an increased investment in sales and marketing activities aimed at increasing the adoption rate of the Corporation's Novacor LVAS.

Research and development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development expenses for the three months ended June 30, 2002 amounted to $5,907,163 which represents a decrease of 37.5% over the same quarter last year. The decrease largely relates to benefits received under a program with the federal government of Canada (Technology Partnerships Canada ("TPC")). During the quarter $1,366,569 of TPC benefits were credited against research and development expenditures.

In addition research and development costs are being reduced as certain upgrades to the Novacor LVAS are nearing completion.

Amortization of intangibles

The decrease in amortization of intangibles is a result of the new rules on accounting for goodwill whereby goodwill is no longer amortized, but rather, tested for impairment annually. Correspondingly, no amortization expense has been recorded for the three-month period ending June 30, 2002 compared to $1,899,246 which was amortized during the same period last year.

Interest and foreign exchange

Net interest and foreign exchange income increased significantly for the second quarter of 2002 to $1,360,890 from $525,118 during the same quarter last year mainly on account of higher foreign exchange gains as a result of an increased strengthening of the Canadian dollar relative to the US dollar and its effect on US dollar denominated balance sheet items. This was partially offset by lower interest revenues in the quarter compared to last year as a result of lower invested cash.

Recovery of future income taxes

In prior periods the Corporation recognized future US income tax recovery amounts on losses incurred in the US. Although the Corporation continues to generate tax loss carryforwards in both the US and Canada in 2002 the potential benefits of these carryforwards is not being recorded in the financial statements.

Six-month period ended June 30, 2002 compared to the six-month period ended June 30, 2001.

Consolidated results of operations

--------------------------------------------------------------------------------------------------------------------
                                                         Six months           As a          Six months         As a
                                                     ended June 30,     % of gross      ended June 30,   % of gross
                                                               2002        revenue                2001      revenue
--------------------------------------------------------------------------------------------------------------------
Revenue
   Gross revenue                                       $  5,490,397                        $ 4,354,034
   Less : Edwards guarantee fee                           (348,149)          6.3%          (1,532,383)        35.2%
                                             -----------------------------------------------------------------------
   Net revenue                                            5,142,248          93.7%           2,821,651        64.8%
                                             -----------------------------------------------------------------------

Cost of goods sold
   Direct materials and labour                          (2,225,633)          40.6%         (1,991,057)        45.7%
   Overhead and other                                   (3,175,191)          57.8%         (2,431,498)        55.8%
                                             -----------------------------------------------------------------------
                                                        (5,400,824)          98.4%         (4,422,555)       101.5%
                                             -----------------------------------------------------------------------
Gross margin                                              (258,576)         (4.7)%         (1,600,904)      (36.8)%

Other income (expenses)
   Selling, general and administrative                  (5,288,853)                        (4,848,138)
   Research and development                            (13,284,467)                       (16,850,870)
   Amortization of intangibles                          (3,661,252)                        (7,466,325)
   Interest and foreign exchange                          (509,695)                        (2,544,757)

   Recovery of future income taxes                            -                              4,907,437
                                             -----------------------------------------------------------------------
Net loss                                             $ (23,002,843)                     $ (28,403,557)
--------------------------------------------------------------------------------------------------------------------

Revenues

All revenue is generated from the sales of the Novacor LVAS and related technology. Gross revenues for the six months ended June 30, 2002 were $5,490,397 which represents an increase of 26.1% from the six month period ended June 30, 2001. The gross revenues for the six months ended June 30, 2002 are reduced by $348,149 relating to an annual gross margin guarantee shortfall on sales to Edwards.

During the first half of fiscal 2002 the Corporation sold 50 Novacor LVAS units as compared to 48 units during the same period in 2001. The increase in gross revenues during the period was on account of a higher proportion of the device sales in the United States which generate a higher selling price than international sales. The sales of device peripheral hardware and components were also higher in the period compared to the same six-month period in 2001.

Cost of sales and gross margin

The gross margin deficit for the six months ended June 30, 2002 was $258,576 which represents negative 4.7% of gross sales. This corresponds to a gross margin deficit of $1,600,904 or negative 36.8% of gross sales for the same period in 2001.

The improvement in gross margin was on account of a lower accrual of the Edwards guarantee fee in the period. Excluding the effect of the Edwards minimum gross margin guarantee fee, gross margin for the period would have been $89,573 which represents 1.6% of gross revenues and is consistent with the first half of fiscal 2001.

The direct materials and labour attributable to sales in the six months ended June 30, 2002 was $2,225,633 and resulted in a contribution margin, excluding overhead and the Edwards fee, of 59.4% which is an improvement over the same period in 2001 (54.3%). This improvement is due to continued labour efficiencies being realized by the Corporation.

The overhead and other components of cost of goods sold, as a percentage of gross revenues for the six month periods ended June 30, 2002 and 2001 were 57.8% and 55.8% respectively. These amounts were lower in 2001 due to an adjustment that was made to the overhead and other component of cost of sales in 2001 relating to a realignment of overhead expenditures.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the six-month period ended June 30, 2002 were $5,288,853, which represents an increase of 9.1% from the expenditures for the six months ended June 30, 2001. This increase relates to an increased investment in sales and marketing activities aimed at increasing the adoption rate of the Corporation's Novacor LVAS.

Research and development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development expenses for the six months ended June 30, 2002 amounted to $13,284,467 which represents a decrease of 21.2% over the same period last year. The decrease largely relates to benefits received under the TPC program. During the last six-month period, $2,805,932 of TPC benefits were credited against research and development expenditures (2001 - nil).

In addition, research and development costs are being reduced as certain upgrades to the Novacor LVAS are nearing completion.

Amortization of intangibles

The decrease in amortization of intangibles is a result of the new rules on accounting for goodwill whereby goodwill is no longer amortized but, rather, tested for impairment annually. Correspondingly, no amortization expense has been recorded for the six-month period ending June 30, 2002 compared to $3,798,492 which was amortized during the same period last year.

Interest and foreign exchange

Net interest and foreign exchange losses decreased significantly for the period to $509,695 from $2,544,757 during the same period last year mainly on account of higher foreign exchange gains as a result of an increased strengthening of the Canadian dollar relative to the US dollar and its effect on US dollar denominated balance sheet items. This was partially offset by lower interest revenues in the six month period compared to last year as a result of lower invested cash.

Recovery of future income taxes

In prior periods the Corporation recognized future US income tax recovery amounts on losses incurred in the US. Although the Corporation continues to generate tax loss carryforwards in both the US and Canada in 2002 the potential benefits of these carryforwards is not being recorded in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2002, the Corporation had a working capital balance of $8,983,249 compared to $26,197,918 at December 31, 2001. The Corporation had cash, cash equivalents and short-term investments of $6,108,466 at June 30, 2002 compared to $22,226,459 at December 31, 2001.

Cash, cash equivalents and short-term investments decreased by a combined $16,117,993 during the six-month period ended June 30, 2002.

Operating activities accounted for $15,629,887 of the decrease in the cash position. Capital asset additions ($428,532) and financing activities ($156,803) accounted for the remaining usage of cash for the six months ended June 30, 2002.

The viability of the Corporation is dependent on its access to capital through various financing options. WorldHeart is currently evaluating potential sources of additional capital. If the Corporation were unable to obtain additional financing its ability to continue as a "going concern" would be in substantial doubt.

CRITICAL ACCOUNTING POLICIES

The Corporation has adopted the new Canadian Institute of Chartered Accountants
(CICA) Section 3062 "Goodwill and Other Intangible Assets" on January 1, 2002. In accordance with this section, goodwill is no longer being amortized. The Corporation is currently in the process of assessing whether there is a goodwill impairment. Other intangibles with definite lives will continue to be assessed for impairment whenever changes in circumstances indicate that the carrying value may not be recoverable.

Factors that would generally trigger an impairment review include, but are not limited to, the following:

     o    significant changes in related technology;
     o    significant underperformance in expected operating results;
     o    significant changes in the Corporation's use of the acquired assets;
     o    significant negative industry or economic trends;
     o significant decline in the Corporation's stock price for a sustained period; and
     o    a market capitalization that is less than net book value.

Any of these events may indicate an inability to recover the carrying value of its intangible assets and/or goodwill, thereby requiring a potential impairment charge in the future. The Corporation would generally calculate the impairment charge based on discounted cash flows.

OUTLOOK

The Corporation expects to incur further losses from operations at least until 2004 as it attempts to increase its Novacor LVAS revenues and continues its HeartSaver research and development program. While the Corporation expects to generate increased sales revenue from its enhanced Novcor LVAS products, costs associated with related marketing activities, as well as costs incurred in aggressively pursuing a "destination therapy" approval in the United States, are expected to offset such increased sales revenue in the short term.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Canadian Institute of Chartered Accountants (CICA) issued
Section 1581 "Business Combinations"" which replaces Section 1580 "Business Combinations," and requires all business combinations to use the purchase method of accounting, and Section 3062 "Goodwill and Other Intangible Assets", which requires intangible assets with an indefinite life and goodwill to be tested for an impairment on at least an annual basis. Goodwill and indefinite life intangibles are no longer be amortized. Intangible assets with a definite life continue to be amortized over their useful life. The new Sections are consistent with those recently issued by the Financial Accounting Standards Board (FASB) in the United States. These pronouncements became effective for the Corporation in the current fiscal year (beginning January 1, 2002) and are being applied prospectively.

The Corporation has completed the first step in the transitional impairment test and is in the process of completing the second step in order to determine whether there is an impairment to goodwill and, if there is, to quantify the impairment.

In November 2001, the CICA issued Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The new Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair-value-based method to account for all other stock-based transactions with employees. The new
Section is based on FASB Statement No. 123, Accounting for Stock-based Compensation, which is one of the two US standards covering stock-based compensation arrangements in that country. This Section became effective for the Corporation in the current fiscal year beginning January 1, 2002 and applies to awards granted on or after that date.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Corporation adopted this new pronouncement January 1, 2002. The Corporation does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial position.

                        WORLD HEART EXECUTIVE COMMITTEE

Dr. Tofy Mussivand                              Doug Hillier
Chairman and                                    Senior Vice-President
Chief Scientific Officer                        Marketing

Roderick M. Bryden                              Jal S. Jassawalla
President and                                   Senior Vice-President
Chief Executive Officer                         Research and Development

Ian W. Malone                                   Robert Griffin
Vice-President Finance and                      Vice-President
Chief Financial Officer                         Manufacturing

Daniela (Dani) Kennedy                          Linda Reed Strauss
Vice-President                                  Vice-President
Corporate Services                              Quality and Regulatory Affairs

                        WORLDHEART'S TECHNOLOGY PLATFORM
                        AS ILLUSTRATED ON THE FRONT COVER

    NOVACOR(R)LVAS (Caution: in the United States, federal law restricts the
            Novacor(R)LVAS to sale by or on the order of a physician)
                   HEARTSAVERvad(TM), Not currently available.
      HEARTSAVERvad(TM) II, Still in development, not currently available.

                             World Heart Corporation
                                 1 Laser Street
                         Ottawa, Ontario, Canada K2E 7V1
                     Tel: (613) 226-4278 Fax: (613) 226-4744

                                World Heart Inc.
                                7799 Pardee Lane
                        Oakland, California U.S.A. 94621
                     Tel: (510) 653-5000 Fax: (510) 563-5005

Investor Relations enquiries:            General information or media enquiries:
Mark Goudie                              Michelle Banning
Director of Finance                      Manager, Corp. Communications
(613) 226-4278, ext: 2509                (613) 226-4278, ext: 2995
investors@worldheart.com                 communications@worldheart.com
------------------------                 ---------------------------------------

                             www.worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       World Heart Corporation


Date: August 29, 2002                  By: /s/ Ian W. Malone
                                          --------------------------------------
                                          Name:  Ian W. Malone
                                          Title: Vice President Finance and
                                                 Chief Financial Officer